

March 14, 2013

Via E-mail
Michael G. Daniel
Vice President-General Counsel
Samson Resources Corporation
Two West Second Street
Tulsa, OK 74103-3103

     **Re:    Samson Resources Corporation**
            **Registration Statement on Form S-4**
            **Filed February 14, 2013**
            **File No. 333-186686**

Dear Mr. Daniel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Prospectus Cover Page

1.     Please revise the cover page to identify Samson Investment Company as the issuer, and clarify that Samson Resources Corporation is the parent guarantor.

Basis of Presentation, page ii

2.     Revise to identify or appropriately cross-reference the "certain other co-investors" by name or group affiliation. We note the Item 403 tabular disclosure regarding Samson Resources Corporation that you provide at page 122.

3.  Similarly, discuss at an appropriate place the origin and nature of all material relationships between JD Rockies Resources and ITOCHU on the one hand and the various co-registrants on the other. We note the related disclosure in the Certain Relationships section which begins at page 124, but we also note that, for example, there does not appear to be any explanation at pages 102 or 123 regarding whether Mr. Arase became a director as a result of his position with ITOCHU. Similarly, we see the discussion of the secondment agreement at page 126, but it is unclear whether ITOCHU has "sent" anyone to work for you as the agreement provides.

4.  Please include an organizational chart that illustrates the ownership of the registrant and issuer.

Prospectus Summary, page 1

Our Company, page 1

5.  We note you describe your inventory of future drilling locations in various terms as the number of risked drilling locations as on page 1 and elsewhere, the number of resource locations as on pages 88 and 89 and as the number of locations on page 90. Please amend your disclosure to define a risked drilling location. Furthermore, if each of the terms used has the same meaning as it relates to determining the number of locations as stated, please revise your disclosure to use the same descriptive term; otherwise, amend your disclosure to explain the differences.

Risk Factors, page 15

General

6.  Please revise to eliminate extraneous detail or text and to shorten your 30-page risk factor section. Item 503(c) of Regulation S-K requires you to provide a concise discussion of the risks. Among other things, the first risk factor presents risks not of the exchange but rather of the failure to exchange (and this information already appears at page 141), and "Our costs will increase significantly" at page 21 appears generic insofar as it potentially could apply to any newly public company.

7.  Eliminate text which mitigates the risk discussion, such as your suggestion at page 17 that your insurance practices are "common in the natural gas and oil industry" and the "although" clause at page 37 regarding fraudulent transfer limitations. Also, rather than stating that you cannot "assure" or there is no "assurance" of an outcome, please revise to state the risk plainly and directly.

Risks Relating to the Natural Gas and Oil Industry and Our Business, page 10

8.      We note you represent that a third party prepared reserves and related future net cash flows and the present values (PV-10) thereof as reported by the Company for December 31, 2012 on page 16 and elsewhere.  Please amend your filing to include the report of the third party as an Exhibit to comply with Item 1202(a)(8) of Regulation S-K.

9.      We note you disclose total proved reserves of $2,760 million using pricing required by the SEC.  Please amend your disclosure to indicate the dollar amount shown represents the present value (PV-10) thereof consistent with your disclosure on pages 78 and 82.

If we fail to maintain effective internal controls over financial reporting…, page 28

10.     We note you identify in this risk factor discussion the restatement of your consolidated financial statements for fiscal years ended June 30, 2009, 2010 and 2011.  In light of footnote 3 on page F-74, it appears you should also identify the financial statements for the nine months ended September 30, 2012 as being restated.

Selected Historical Consolidated Financial Data, page 44

11.     Please review your presentation to ensure that the chronological ordering of your financial statements and other financial data presented in tabular form throughout the filing is consistent, as contemplated by SAB Topic 11:E.

12.     We note your disclosure and reconciliation of Adjusted EBITDA as a non-GAAP measure used by management to evaluate operating performance and to evaluate compliance with certain financial covenants required by your various credit facilities.  Since Adjusted EBITDA is also used as a measure of liquidity, please expand your disclosure to provide a reconciliation to the most directly comparable GAAP financial measure (i.e., net cash provided by operating activities).  Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

13.     It appears that you anticipate approximately $1.29 billion in total capital expenditures for the fiscal year ended December 31, 2012, as compared to $758.5 million for the fiscal year ending December 31, 2013.  Please expand to discuss in greater depth any material changes in known trends or commitments considered for the 2013 budget.  For example, we note your discussion at page 49 and elsewhere regarding the divestiture of several properties during 2012.

Results of Operations, page 53

14.     Please ensure that your analysis appropriately describes the changes in each financial
        statement line item.  For example, we note your explanation on page 62 for the decrease
        in lease operating expense as being attributable to "primarily an increase of $19.1 million
        in workover expenses."

15.     We note your disclosure of production and average sales prices on pages 53 and 86
        excludes separate disclosure of natural gas liquid production and prices.  As Item 1204(a)
        and Item 1204(b)(1) of Regulation S-K require disclosure by final product sold and
        FASB ASC paragraph 932-235-50-4 requires separate disclosure of natural gas liquids, if
        significant, please advise or revise your disclosure accordingly.

16.     We note your tabular disclosure of production for the periods shown on pages 53 and 86;
        however, it does not appear that you have provided disclosure here or elsewhere of the
        fields that contain 15% or more of the Company's total proved reserves.  Please advise or
        revise your disclosure to comply with the requirements set forth in Item 1204(a) of
        Regulation S-K.

Business, page 78

Business Strategies, page 79

17.     You state at page 80 that you monitor your peer group's performance.  Please clarify your
        reference to your "peer group."  In that regard, we note the discussion under
        "Competition" at page 91 and "Compensation Determination Process" at page 107.

18.     Please provide us with independent support for your statements that your drilling
        locations are (emphasis added) in "well-known, repeatable oil and liquids-rich plays."
        Also, tell us what you mean by "repeatable" plays.

Estimated Proved Reserves, page 82

19.     On page 82 you provide tabular disclose of your estimated proved natural gas reserves as
        Bcfe, natural gas liquids and oil reserves as MMBbls and the total estimated proved
        reserves as Bcfe.  Please tell us what additional liquids are included as gas equivalents in
        the net quantities presented as your natural gas reserves in Bcfe.

20.     We note you provide disclosure of the total quantity of proved undeveloped reserves at
        December 31, 2012 as well as the progress made with respect to the drilling activity
        within each of the Company's core operating areas in narrative form on pages 87 through
        90 and as a tabular summary of the productive exploratory and development wells drilled
        for the year ended December 31, 2012.  Please expand your disclosure relating to your
        undeveloped reserves at December 31, 2012 to comply with Item 1203(b), Item 1203(c)
        and Item 1203(d) of Regulation S-K.

Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process, page 83

21.     Please expand your disclosure on page 83 to identify and present the qualifications of the technical person at Netherland, Sewell & Associates, Inc. primarily responsible for overseeing the preparation of the reserve estimates as of December 31, 2012.

Drilling Activities, page 85

22.     Please amend your disclosure on page 85 to indicate the wells shown in the tabulation providing the results of your drilling activities are net wells to comply with the presentation requirements set forth in Item 1205 of Regulation S-K.

Management, page 101

23.     You disclose at page 106 that your former principal executive officer retired in December 2012.  Please identify the individual who currently serves as such, and ensure that she or he signs the registration statement in that capacity.  Also, if someone served as CEO at any time in 2012 following the December 2012 departure of Mr. Adams, please provide the executive compensation disclosure that Item 402 of Regulation S-K requires in that regard.  See Item 402(a)(3)(i).

Officers and Directors, page 101

24.     For each listed individual, please provide a complete description of her or his principal business activities during most recent five years, leaving no gaps or ambiguities with regard to time.  For example, the sketches for Ms. Farley and Mr. Upadhyaya appear to contain gaps.

Security Ownership of Certain Beneficial Owners, page 122

25.     Please revise footnote (2) to identify the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities.

The Exchange Offer, page 132

26.     Make clear that if you waive a condition for one participant in the exchange, you must waive that condition for all participants.

27.     Under the Exxon Capital line of letters, the exchange offer may only remain in effect for a limited time. Disclose the maximum period of time that the exchange offer will remain in effect from the date the registration statement is declared effective through the expiration date, as extended.  We note also the "target date" of 450 days after the date of issuance (in 2012) of the outstanding notes.

Acceptance of Exchange Notes, page 137

28.   You disclose that you will accept all outstanding notes properly tendered, and that you will issue the exchange notes promptly after acceptance.  Please revise to state that you will issue the new notes promptly after expiration rather than acceptance.  See Exchange Act Rule 14e-1(c).

Index to Financial Statements, page F-1

29.   Please monitor the requirement to update your financial statements in accordance with Rule 3-12 of Regulation S-X.  In addition, please provide a currently dated consent with future amendments to your registration statement.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-8

Note 2. Pro Forma Adjustments, page F-8

Bakken Transaction Adjustments, page F-8

30.   We note the stated intent of pro forma adjustment (f) is to reflect the "increase in impairment associated with the Bakken Properties sold."  Please tell us why you believe this adjustment is appropriate pursuant to the criteria in Rule 11-02 (b)(6) of Regulation S-X.  Specifically, please address how this adjustment is factually supportable, directly attributable to the Bakken Properties transactions, and expected to have a continuing impact

31.   It is not clear that pro forma adjustment (h) meets the criteria per Rule 11-02 (b)(6) of Regulation S-X.  Please tell us how this adjustment is factually supportable, directly attributable to the Bakken Properties transactions, and expected to have a continuing impact.

Gulf Coast and Offshore Reorganization, page F-9

32.   Please expand pro forma adjustment (i) to disclose the rate used to calculate the pro forma tax adjustments.  Provide an explanation with this note to your pro forma financial statements if you are not using the statutory rate.

Annual Financial Statements for Samson Resources Corporation

Note 2. Business Combination, page F-25

33.     It appears that the majority of the purchase price allocated to oil and gas properties relates to unproved properties not being amortized. However, the capitalized costs recorded by the predecessor entity as of June 30, 2011 are primarily related to proved properties. Please tell us about the relative values of costs categorized as proved properties and unproved properties not being amortized and describe the causes of these apparent differences. It does not appear that there was a significant change in the quantities of proved reserves as of June 30, 2011 compared to December 31, 2011.

34.     We note your disclosures stating that you engaged an independent valuation specialist to help estimate the fair value of certain acquired assets. We also note your reference to the use of a valuation advisor on pages F-25 and F-26. Please revise to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms. For additional guidance, refer to Question 233.02 of the Compliance & Disclosure Interpretations regarding Securities Act Rules.

Note 5. Property, Plant and Equipment, page F-28

35.     Please tell us how you considered the disclosure requirements in Rule 4-10(c)(7)(ii) of Regulation S-X to provide a description of the current status of significant properties or projects involved of unproved properties and major development projects, including the anticipated timing of the inclusion of the costs in the amortization computation, along with the table referenced therein.

Note 8. Fair Value Measurements, page F-31

36.     Please add a footnote to the "Netting" column similar to that provided in footnote (a) on page F-81 or otherwise advise as to the applicability of that footnote to this presentation.

Note 13. Commitments and Contingencies, page F-38

37.     We note your policy disclosure on page F-39 states that "If we determine that an unfavorable outcome of a particular matter is probable and can be estimated, we accrue the contingent obligation, as well as any expected insurance receivable amounts related to the contingency." Please tell us whether your accrual policy for expected insurance receivable amounts includes consideration of FASB ASC 450-30-25-1 or otherwise advise.

Note 15. Income Taxes, page F-41

38.     It does not appear that you have disclosed the total amount of all deferred tax assets and deferred tax liabilities as required by FASB ASC 740-10-50-2.  Please revise or tell us why such disclosure is not necessary.

Note 20. Condensed Consolidating Financial Information, page F-44

39.     We note that you have provided disclosure regarding subsidiary guarantor release provisions.  Please expand your disclosure as necessary to address whether there are any parent guarantor release provisions or otherwise advise.

Note 21. Supplemental Oil and Gas Disclosures (Unaudited), page F-55

40.     Please reconcile the aggregate capitalized costs presented for the Predecessor on page F-55 with that on the consolidated balance sheets on page F-13.

Oil and Gas Reserve Quantities, page F-56

41.     Please clarify the reason for including the line titled "Reserves acquired in business combination" on page F-57 with no applicable amounts.

42.     We note your disclosure stating that "For the period ended December 21, 2011, the negative revision of previous estimated quantities is primarily due to a technical reserve study that indicated PDNP reserves had a higher risk profile than previously presented;" and "Extensions and discoveries consist of the drilling of new wells and new proved undeveloped locations added during the period."  Please expand your disclosure to provide appropriate explanation of significant changes for all periods presented as required by FASB ASC 932-235-50-5.

43.     We note your disclosure of net reserve quantities on pages F-57 through F-59 excludes separate disclosure of natural gas liquid reserve quantities.  As FASB ASC paragraph 932-235-50-4 requires separate disclosure of natural gas liquids, if significant, please advise or revise your disclosure accordingly.

Standardized Measure of Discounted Future Net Cash Flows, page F-59

44.     Please tell us how you considered separating the disclosure of Future production and development costs.  Refer to FASB ASC 932-235-50-31a.

45.    We note on page F-56 you state "the economic value of the natural gas liquids in natural gas is included in the wellhead natural gas price."  On page F-59, you provide the reference natural gas and oil prices used for each of the periods listed.  Please tell us if the gas prices shown have been adjusted to include the economic value of the natural gas liquids in natural gas.  Additionally, please tell us if the prices shown for natural gas and oil include other adjustments such as adjustments for price differentials.

Signatures, page II-12

46.    The filing must be signed by the principal executive officer, principal financial officer, and controller or principal accounting officer of all the registrants, in each of their individual capacities.  Please revise to identify the individual(s) signing in the capacity of principal executive officer for each entity.  Refer to Instructions 1 and 2 to the Signatures section of Form S-4.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.  You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments.  Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:     Edward P. Tolley III
        Simpson Thacher & Bartlett LLP